CONSECO, INC. AND SUBSIDIARIES

 Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine months ended		Year ended
	September 30,		December 31,
	2009		2008
Pretax income (loss) from operations:
Net income (loss)	$52.1		$(1,132.3)
Add income tax expense	39.7		413.3
Add discontinued operations	-		722.7

Pretax income from operations	91.8		3.7

Add fixed charges:
Interest expense on corporate debt	37.6		67.9
Interest expense on investment borrowings	18.3		38.6
Interest added to policyholder account balances	166.4		330.5
Portion of rental (a)	6.4		13.4

Fixed charges	228.7		450.4

Adjusted earnings	$320.5		$454.1

Ratio of earnings to fixed charges	1.40	X	1.01	X
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(a)	Interest portion of rental is estimated to be 33 percent.